Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2010	2011	2012	2013	2014	September 30, 2014
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,084	$1,139	$1,291	$1,260	$1,016	$607
Add: Fixed charges	156	121	115	113	123	57
Total earnings available for fixed charges	$1,240	$1,260	$1,406	$1,373	$1,139	$664
Fixed charges:
Interest expense (1)	$102	$68	$64	$64	$75	$41
Interest portion of rental expense	54	53	51	49	48	16
Total fixed charges	$156	$121	$115	$113	$123	$57
RATIOS OF EARNINGS TO FIXED CHARGES	7.95	10.41	12.23	12.15	9.26	11.65
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness